3-31-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2002

Unibail
(Translation of registrant's name into English)

5 Boulevard Malesherbes
75802 Paris cedex 08, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

INFORMATION FILED WITH THIS REPORT

Press Release

Enclosed herewith as Exhibit 1 is a copy of the registrant's Press Release dated March 21, 2002.

Exhibit Number	Description
1	Press release dated March 21, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIBAIL

Dated : April 2, 2002

By:____________________

Name: Bernard Fournier-Airaud

Title: Head of Accounting Services

EXHIBIT INDEX

Exhibit Number	Description
1	Press release dated March 21, 2002.

FREE TRANSLATION

unibail

Share capital of € 233,392,670
Headquarters : 5 boulevard Malesherbes - 75008 Paris
682 024 096 RCS Paris(68 B 2409)*

Notice issued in connection with a proposed share buyback program

To be submitted for approval by the Combined General Meeting of Shareholders on April 3, 2002 (or April 10, 2002 on second notice).

COB

Pursuant to article L 621-8 of the French Monetary and Financial Code, the Commission des Opérations de Bourse (COB) issued authorization no. 2-241 in respect of this Notice on March 18, 2002, in accordance with COB regulation no. 98-02. This document has been drawn up by the issuer, whose signatories are responsible for its contents. The above-mentioned authorization is not an endorsement of the proposed share buyback program nor a confirmation of the financial and accounting information contained herein.

In its tenth resolution, the General Meeting of April 17, 2001 authorized the Company to buy back its own shares for a period of eighteen months, based on a maximum purchase price of € 250 per share and a minimum selling price of € 202. The General Meeting also authorized the Board to adjust these prices to reflect the three-for-one stock split carried out following the conversion of the Company's share capital into euros. On June 13, 2001, the maximum purchase price was adjusted to € 83 per share and the minimum selling price to € 67 per share.
This share buyback authorization was described in a Notice approved by the COB on March 23, 2001 under registration number 01-266.
During 2001, the minimum purchase price was € 49.30 per share, the maximum purchase price was € 59.25 per share and the average purchase price was € 57.08. The Company did not exceed the statutory ownership thresholds at any time.
On February 13, 2001, the Company cancelled 539,356 of the treasury shares it owned as at December 31, 2000 (equivalent to 1,618,068 shares following the three-for-one stock split carried out on June 13, 2001). The Company has not cancelled any other shares during the past twenty-four months.
During 2001, the Company bought back 1,485,449 of its own shares and allotted 108 shares following the exercise of warrants. At year-end 2001, the Company owned 1,485,341 treasury shares.
As at March 1, 2002, the number of treasury shares owned by the Company had fallen to 13,539 (i.e. 0.03% of its share capital), as a result of: i) the purchase of 585,191 additional shares; and ii) the allotment of 17,173 shares following the exercise of warrants; and iii) the transfer of 2,039,820 shares as payment for minority stakes acquired in one of the Group's subsidiaries.

I. OBJECTIVES OF THE SHARE BUYBACK PROGRAM AND INTENDED USE OF THE REPURCHASED SHARES

The Company seeks authorization to implement a share buyback program with the following objectives (in descending order of priority):

- To build up a reserve of shares that can be used to minimize the cost of the Company's acquisitions (including new or increased equity stakes in affiliated companies) or optimize the terms of an acquisition or, more generally, any transaction carried out in the Company's interest.
- To trade these shares on the market to adjust the share price.
- To adjust the Company's financial structure to optimize recurring cash flow per share and, where necessary, to neutralize (through share cancellations or exchanges) the potentially dilutive impact of shares issued by the Company and giving access to its share capital.
- To allocate shares to its managers and employees, as well as those of affiliated companies, as part of new stock *option plans or Company savings schemes.*
- To reduce its share capital by canceling all or part of these shares in order to optimize earnings per share and/or cash flow per share.

II. LEGAL FRAMEWORK

The ninth resolution of the Combined General Meeting of Unibail shareholders, to be held on April 3, 2002 (or April 10, 2001 on second notice), will seek authorization to implement this share buyback program in accordance with law no. 98-546 of July 2, 1998, which includes various economic and financial provisions.

"**NINTH RESOLUTION** *submitted to the General Meeting*

Having considered the proposal by the Board of Directors and reviewed the Board's report and the Notice prepared in accordance with regulation no. 98-02 of the 'Commission des Opérations de Bourse', which stipulates the quorum and majority conditions required for ordinary decisions, the General Meeting:

1. Authorizes the Board of Directors to buy back the Company's shares in accordance with Article L. 225-209 of the French Commercial Code and subject to a statutory maximum limit of 10% of the total share capital, adjusted for any changes to this share capital during the authorization period. Shares may be acquired by the Company with a view to meeting the following objectives (in descending order of priority):
   - To build up a reserve of shares that can be used to minimize the cost of the Company's acquisitions (including new or increased equity stakes in affiliated companies) or optimize the terms of an acquisition or, more generally, any transaction carried out in the Company's interest.
   - To trade these shares on the market to adjust the share price.
   - To adjust the Company's financial structure to optimize recurring cash flow per share and, where necessary, to neutralize (through share cancellations or exchanges) the potentially dilutive impact of shares issued by the Company and giving access to its share capital.
   - To allocate shares to its managers and employees, as well as those of affiliated companies, as part of new stock option plans or Company savings schemes.
   - To reduce its share capital by canceling all or part of these shares in order to optimize earnings per share and/or cash flow per share.
2. Confirms that the shares acquired may be retained, sold or transferred by any legal means. They may also be cancelled in accordance with the terms of the authorization granted by the eleventh resolution.
3. Sets the *maximum purchase price at € 80 per share, based on a nominal value of € 5 per share.*
4. Sets the minimum selling price at € 70 per share, based on a nominal value of € 5 per share.
5. Confirms that the limits set for these purchase and selling prices may be adjusted to reflect any financial transaction carried out by the Company.
6. Confirms that the shares may be acquired, sold, exchanged or paid for by any means whatsoever, either on the stock market or over-the-counter, and may involve the use of derivatives, such as the sale of put options, in accordance with prevailing regulations. Furthermore, if required, all the share capital authorized under the share buyback program may be acquired or transferred in the form of block shares.
7. In the event that the Company carries out a stock split, authorizes the Board of Directors to readjust the maximum purchase price and minimum selling price according to the conversion ratio applied.

This authorization is granted to the Board of Directors for a period of eighteen months from the date of this General Meeting. It cancels and replaces the authorization previously given by the eighth resolution of the Combined General Meeting held on April 24, 2001.
The General Meeting grants the Board of Directors full powers, which may optionally be delegated to the Chairman, to place all orders in the market, enter into all agreements, carry out all formalities, make all disclosures to the required authorities and, more generally, to do all things necessary.

The eleventh resolution, if approved, will authorize the Board of Directors to reduce the share capital by canceling these shares :

"**ELEVENTH RESOLUTION** *submitted to the General Meeting*

Having considered the Boards' report and the Statutory Auditors' special report, the General Meeting grants the Board of Directors authority, *which may be delegated to the Chairman, to:*

1. Cancel the shares acquired pursuant to the authorization granted by the ninth resolution, subject to a limit of 10% of the capital for each twenty-four month period, and to reduce the share capital accordingly by allocating the difference between the repurchase price of the cancelled shares and their nominal value, to available premiums and reserves.
2. Make the necessary amendments to the by-laws and carry out any formalities required.

This authorization is granted to the Board of Directors for a period of eighteen months with effect from this General Meeting. It replaces the thirteenth resolution of the Combined General Meeting held on April 24, 2001.

III. TERMS OF THE SHARE BUYBACK PROGRAM

1. ***Maximum percentage of capital to be repurchased and maximum funds allocated***
   Under the proposed share buyback program, the Company can repurchase up to 10% of its share capital, adjusted for any changes to this capital during the authorization period. At the date of the Combined General Meeting on April 3, 2002 (or April 10, 2002 on second notice), the Company's share capital comprised 46,678,534 shares with a nominal value of € 5 each.
   The purchase price cannot exceed € 80 per share, while the selling price must be at least € 70, based on a nominal value of € 5 per share.
   Consequently, the maximum amount that the Company can allocate to this share buyback program is € 373,428,240, assuming that it acquires 10% of the Company's total outstanding share capital on the date of the Combined General Meeting on April 3, 2002 (or April 10, 2002 on second notice), and at the maximum purchase price proposed at the General Meeting, i.e. € 80 per share.
   The maximum number of shares that the Company can repurchase and the maximum amount that it can allocate to this share buyback program will be adjusted to reflect any changes to its share capital during the authorization period.
   Based on the 13,539 shares already owned (i.e. 0.03 % of the Company's share capital), up to 9.97% of the share capital may be repurchased, i.e. 4,654,314 shares at a maximum cost of € 372,345,120. The Company undertakes not to exceed the 10% ownership threshold, either directly or indirectly.
2. **Buyback methods**
   Shares may be purchased through stock market transactions or any other method, notably by acquiring block shares through a private agreement or by using derivatives (such as the sale of put options, but excluding call options). If required, all the share capital authorized under the share buyback program may be acquired in the form *of block shares. The Company will make every effort to avoid increasing the volatility of its shares.*
3. **Duration and timetable**
   If approved, the share buyback program will be authorized for a period of eighteen months, starting from the date of the Combined General Meeting on April 3, 2002 (or April 10, 2001 on second notice) and ending on October 2, 2003 (or October 9, 2003).
4. **Characteristics of the shares repurchased**
   - Class of shares repurchased : ordinary registered or bearer shares belonging to the same category and listed on the Premier Marché of the Paris Stock Exchange (Deferred Settlement Service - Service à Règlement Différé).
   - Registered name : UNIBAIL
   - SICOVAM number : 12471
5. **Financing**
   The Company plans to fund this buyback program using its standard refinancing methods (interbank instruments, EMTNs and credit lines).

IV. IMPACT OF THE SHARE BUYBACK PROGRAM ON THE COMPANY'S FINANCIAL POSITION

The theoretical impact of buying back the shares has been assessed based on the consolidated financial statements to December 31, 2001 and the following assumptions:

- Buyback of 3,182,512 shares, i.e. 6.8% of the share capital (10% of the capital minus 1,485,341 shares held as at December 31, 2001)
- A purchase price of € 58.3 (average weighted price based on volumes traded in February 2002).
- A refinancing cost of 5% before tax (the impact on pro forma net income is calculated on a theoretical tax rate basis of 35.43%).

	Consolidated accounts for year ended Dec 31, 2001	Buyback of 6.8% of share capital	Pro forma accounts after buyback	Impact (%)
- Consolidated shareholders' equity (€m)	1,411	186	1,225	-13.1
- Shareholders' equity, group share (€m)	1,264	186	1,078	-14.7
- Debt, group share (€m)	3,159	-186	3.344	5.9
- Net income, group share (€m)	108		102	-5.5
- Average number of shares	45,877,069	3,182,512	42,694,557	-6.9
- Earnings per share (€)	2.35		2.39	1.5
- Average number of shares (diluted)	46,863,212	3,182,512	43,680,700	-6.8
- Diluted earnings per share (€)	2.30		2.34	1.3
- Diluted NAV per share (€)	78.00		79.40	1.8

V. TAX TREATMENT OF REPURCHASED SHARES

According to the current regulations and legislation, the share buyback program is subject to the following tax treatment:

(a) For the buyer (Unibail)
Any shares repurchased by Unibail and not subsequently cancelled will affect the Company's taxable income if they are *eventually sold, transferred or exchanged at a different value to their repurchase price. Any shares repurchased with a view* to their subsequent cancellation will not affect Unibail's taxable income. Any increase or decrease recorded in the value of the shares between their repurchase date and cancellation date will not be considered as a capital gain or loss from a tax viewpoint.

(b) For sellers
Non-resident sellers (individuals or undertakings) are not liable for French capital gains tax on the proposed share buyback transactions, provided that these shares are not part of the assets of a stable or permanent entity based in France.
For sellers being resident in France, all share buyback transactions covered by Article L 225-209 of the French Commercial Code are subject to French capital gains tax, regardless of the objectives of these transactions.
Gains made by French companies liable for French corporation tax are subject to the professional capital gains regime stipulated in Article 39 duodecies of the French General Tax Code.
Under Article 150 OA of the French General Tax Code, gains made by individual shareholders being residents in France are currently subject to personal income tax at the rate of 26% (i.e. a basic rate of 16% plus the general social contribution of 7.5%, the 0.5% contribution to the repayment of the social security debt and the exceptional social levy of 2%) if the total value of securities sold by the taxpayer during the tax year exceeds a certain ceiling, set at € 7,650 for 2002.
The above information merely summarizes the tax requirements likely to apply. However, investors should consult their own tax advisor for details on the tax requirements applicable to their individual circumstances.

VI. INTENTIONS OF SHAREHOLDER(S) WITH A CONTROLLING STAKE IN THE COMPANY

No shareholder has a controlling stake in the Company, either individually or jointly.

VII. BREAKDOWN OF UNIBAIL'S SHARE CAPITAL

As at February 6, 2002, the Company's share capital amounted to € 233,392,670, comprising 46,678,534 shares with a nominal value of € 5 each. Each share is associated with a single voting right.

To the Company's knowledge, no shareholders' agreements have been signed and no individual or group has control over the Company.

Unibail has a large free float and a diversified ownership structure, which mainly comprises French and international investors.

Based on available details at year-end 2001, French investors account for an estimated 40% of the Company's capital. European investors own some 30% of the capital, while other international investors (mainly North American and Asian) hold a combined stake of around 30%.

The following securities have also been issued :

- *In 1999, the Company issued 2,081,500 warrants entitling holders to subscribe to new shares and/or purchase existing* shares up to May 11, 2004. Since June 13, 2001, following the dividend payments made from reserves and the three-for-one stock split, these warrants can be exercised based on a ratio of 3.15 shares for every five warrants plus the payment of € 130.

As at January 31, 2002, there were 1,693,592 warrants outstanding, following the exercise of 27,545 warrants and the buyback and cancellation of 360,363 warrants by the Company.

- Between 1995 and 2001, 2,034,500 stock options were granted under the stock option plan. 225,063 new shares were issued as a result of the options exercisable since March 28, 2000 (from the 1995 stock option plan). After taking into account cancellations and adjustments, following the dividend payment partially made from reserves, 1,836,347 options were still outstanding as at February 28, 2002.

Aside from the above-mentioned securities, there are no other securities giving access to Unibail's share capital.

VIII. EVENTS OCCURRING AFTER YEAR-END 2001

A reference document was filed with the Commission des Opérations de Bourse on March 18, 2002.

PERSON RESPONSIBLE FOR THE NOTICE

"To the best of our knowledge, the details given in this Notice are in accordance with the facts: it contains all the information required by investors and shareholders to form an opinion on Unibail's share buyback program. There are no omissions likely to affect the import of the document."

Chairman of the Board of Directors : Léon Bressler